April 10, 2009
VIA EDGAR & OVERNIGHT COURIER
Mr. Lyn Shenk, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Orbitz Worldwide, Inc.
Form 10-K for the Year Ended December 31, 2007
File Number: 001-33599
Dear Mr. Shenk:
     This letter responds to the comments contained in your letter dated March 23, 2009 related to the above-referenced filing of Orbitz Worldwide, Inc. (the “Company”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments reproduced in italicized type.
Form 10-K For the Year Ended December 31, 2007
Management’s Discussion and Analysis, page 37
Results of Operations, page 40
1.	Refer to your response to our prior comment number 1 in regard to your accounting policy for revenue recognition of merchant air transactions. Please explain to us the basis for the inconsistent policy between domestic and international brands, where air revenue was recognized at the departure date for domestic brands and at the time of booking for international brands. It appears a reason for the different treatment was due to differing levels of post booking services provided between domestic and international brands. Please explain to us the type of post booking services provided to each brand and how the level of services differed between them sufficient to justify the propriety of the recognition of revenue for each. In particular, explain why services were considered not inconsequential for domestic brands but apparently were considered inconsequential for international brands. Also, tell us the period of time that the inconsistent treatment existed.

Response:

Internationally, the Company has provided customers the ability to book merchant air transactions since its acquisition of ebookers in fiscal year 2005. ebookers has consistently recognized revenue for merchant air transactions at the time of booking. The Company did not provide customers the ability to book merchant air transactions on its domestic branded sites until the second quarter of 2006. Prior to the Company’s change in accounting practice in the third quarter of 2008, the Company recognized revenue for merchant air transactions for its domestic brands at the time of departure. Accordingly, the inconsistent treatment for revenue recognized for merchant air transactions between the Company’s international and domestic brands existed from the second quarter of 2006 up until the third quarter of 2008.

The Company confirms to the Staff that its basis for the inconsistent policy between its domestic and international brands was due to the Company’s initial belief in 2006 that it may provide higher levels of post-booking services for merchant air transactions at its domestic brands than it provided at its international brands, particularly given that the level of customer service features offered by its domestic brands was greater than those offered by its international brands. Prior to the third quarter of 2008, the Company did not have sufficient information and history to confirm that the level of post-booking services provided domestically for merchant air transactions was in fact perfunctory and inconsequential. As a result, until the third quarter of 2008, the Company followed a different revenue recognition practice between its domestic and international brands.

The Company provides the following post-booking services for merchant air transactions booked through its domestic branded sites, which the Company was ultimately able to conclude were inconsequential and perfunctory in the third quarter of 2008 (as described in the Company’s response to question #2 below):
•	The Company is the agency of record and the merchant of record. As a result, ticketing services and the majority of changes to passenger records are handled by the Company until 24 hours before departure.

•	Courtesy cancellations are available up to 24 hours after the time of booking. After that time, cancellations are allowed only on refundable tickets. The Company charges a fee for tickets that are exchanged subsequent to this time. Customers do not have the flexibility to change or cancel reservations online.

•	The Company also reminds customers of their upcoming trip via automated email 48 hours prior to their departure, notifies customers in advance of flight delays, cancellations or other travel disturbances through its automated customer care platform and provides customers the opportunity to call the Company’s call centers to check the details of their trip, request an itinerary, etc.

The Company provides the following inconsequential and perfunctory post booking services for merchant transactions booked through its international brands:
•	The Company is the agency of record and the merchant of record. As a result, ticketing services and the majority of changes to passenger records are handled by the Company until 24 hours before departure.

•	Courtesy cancellations are available on the same day of booking. After that time, cancellations are allowed only on refundable tickets. The Company charges a fee for tickets that are exchanged subsequent to this time. Customers do not have the flexibility to change or cancel reservations online.

•	The Company informs customers about airline schedule changes.
Based on the limited customer service functions provided by its international brands post-booking and the fact that the majority of air tickets booked on its international sites are non-refundable such that post-booking services would be required infrequently, the Company was able to determine that the services that its international brands provide to the customer after ticketing are inconsequential and perfunctory to the overall services provided. As such, the revenue recognition for merchant air at the Company’s international brands is and has historically been at the time of booking.
2.	In connection with the preceding comment, you state that during the year ended December 31, 2008 you determined, as a result of new information, that the post booking services for merchant air transactions for domestic brands were inconsequential. Please explain to us the basis for your conclusion, including what new information became available. In this regard, tell us whether the level of services changed from that previously rendered, and if so, how.

Response:

During fiscal year 2008, the Company developed a new reporting tool that provides the Company with its customer contact ratio for air transactions booked on its domestic branded sites, which is the number of customer service calls handled by the Company as a percentage of booked transactions. The Company’s customer contact ratio for air transactions is only 3%. As a result, in the third quarter of 2008, the Company was able to determine that the services that it provides to the customer after ticketing are inconsequential and perfunctory to the overall services provided and therefore, that it may recognize revenue for domestic merchant air transactions at booking, consistent with its international brands. Up until this time, the Company did not have sufficient history or reporting to support the conclusion that the level of post-booking services provided by its domestic brands for merchant air transactions was inconsequential and perfunctory.

The post-booking services offered by the Company’s domestic brands did not change significantly from 2006, when it began to provide customers the ability to book merchant air on its websites, to 2008. However, because the Company did not have sufficient history available regarding its customer contact ratio for merchant air transactions prior to the third quarter of 2008, it was unable to definitively determine if the level of post booking services used by its customers changed between 2006 and 2008.

The following analysis represents the Company’s basis for its conclusion to change the timing of revenue recognition for merchant air transactions for its domestic brands from departure date to booking date.

The Company considered the revenue recognition criteria in SEC Staff Accounting Bulletin No. 104 (SAB Topic 13-A), “Revenue Recognition in Financial Statements” (“SAB 104”) in determining the appropriate timing of revenue recognition for revenue from merchant air transactions. The following is the basis for the Company’s conclusions:

SAB 104 includes the following revenue recognition criteria that must be met in order to recognize revenue:
•	Persuasive evidence of an arrangement exists.

•	Delivery has occurred or services have been rendered.

•	The seller’s price to the buyer is fixed or determinable.

•	Collectibility is reasonably assured.
The Company determined that the following revenue recognition criteria were met at the time of booking for merchant air transactions:
•	Persuasive evidence of an arrangement exists — The customer agrees to our terms and conditions at the time of booking the airline ticket.

•	The seller’s price to the buyer is fixed or determinable — The booking amount is displayed on the web page and the customer agrees to the price at the time of booking the airline ticket.

•	Collectibility is reasonably assured — Payment is received from the customer for service fees and the associated mark-up via a credit card charge at the time of booking the airline ticket.
The Company further examined whether or not delivery has occurred or services have been rendered. SAB 104 states the delivery or performance has not occurred if the seller has not substantially completed the terms of the sales arrangement. Because the Company provides services to customers after booking, it must consider whether or not the remaining obligation is significant. SAB 104 — SAB Topic 13-A (3c), question 2 provides other factors that should be considered in assessing whether remaining obligations are inconsequential or perfunctory. SAB Topic 13-A (3c), question 2 states, “For example, the staff considers the following factors, which are not exhaustive, to be indicators that a remaining performance obligation is substantive rather than inconsequential or perfunctory:
•	The remaining obligations are essential to the functionality of the already delivered services.

•	Failure to fulfill the remaining obligations would result in a full or partial refund (or reduction of the consideration due) or the right to reject the already delivered services.

•	The seller does not have a demonstrated history of completing the remaining tasks in a timely manner and reliably estimating their costs.

•	The cost or time to perform the remaining obligations for similar contracts historically has varied significantly from one instance to another.

•	The skills or equipment required to complete the remaining activity are specialized or are not readily available in the marketplace.

•	The cost of completing the obligation, or the fair value of that obligation, is more than insignificant in relation to such items as the contract fee, gross profit, and operating income.

•	The period before the remaining obligation will be extinguished is lengthy. Registrants should consider whether reasonably possible variations in the period to complete performance affect the certainty that the remaining obligations will be completed successfully and on budget.

•	The timing of payment of a portion of the sales price is coincident with completing performance of the remaining activity.

•	The customer considers the remaining obligation to be substantive.”
The Company considered all services provided for merchant air transactions (see response 1 above) booked through the Company’s domestic brands when evaluating the significance of the remaining obligations post booking, as follows:
Consideration of Services Provided
•	The remaining obligations are essential to the functionality of the already delivered services. Once the reservation is ticketed, which occurs at the time of booking, the customer is able to take the flight. The remaining obligations, which relate to customer service, are not essential to the flight.

•	Failure to fulfill the remaining obligations would result in a full or partial refund (or reduction of the consideration due) or the right to reject the already delivered services. If the Company did not provide services after ticketing, the customer would not be entitled to a refund.

•	The seller does not have a demonstrated history of completing the remaining tasks in a timely manner and reliably estimating their costs. The Company completes the fulfillment (ticketing of the flight) for the airfare purchased; which occurs within 24 hours of the booking. This is a task that must occur for the customer to fly and represents our most significant service obligation to the customer. The majority of departures occur within two months of booking. As a result, any other services the Company provides are completed within two months.

•	The cost or time to perform the remaining obligations for similar contracts historically has varied significantly from one instance to another. Fulfillment costs do not change significantly from booking to booking.

•	The skills or equipment required to complete the remaining activity are specialized or are not readily available in the marketplace. The majority of the customer service is not specialized and could be provided by the Company, the airline or other providers.

•	The cost of completing the obligation, or the fair value of that obligation, is more than insignificant in relation to such items as the contract fee, gross profit, and operating income. After 24 hours post booking, cancellations are only allowed on refundable tickets. The majority of the merchant air tickets booked through the Company’s domestic brands are non-refundable. Refunds are issued on less than 1% of all tickets. For exchanges, the Company charges an exchange fee that offsets the costs the Company incurs due to exchanges.

•	The period before the remaining obligation will be extinguished is lengthy. Registrants should consider whether reasonably possible variations in the period to complete performance affect the certainty that the remaining obligations will be completed successfully and on budget. The average booking window for air transactions is 35 days and the majority of departures occur within two months of booking. Therefore, the period where the Company may have a remaining obligation is not lengthy.

•	The timing of payment of a portion of the sales price is coincident with completing performance of the remaining activity. The entire payment for the ticket is received at the time of booking.

•	The customer considers the remaining obligation to be substantive. From the customer’s perspective, an airline ticket has been purchased. The customer is able to use the airline ticket regardless of whether the Company provides any post booking services.
Based upon the Company’s analysis above and the availability of sufficient history regarding the customer contact ratio, in the third quarter of 2008, it changed its estimate of the level of post booking services provided and concluded that the services that it provides to the customer after ticketing are inconsequential and perfunctory to the overall services provided. Therefore, it changed its revenue recognition practice for merchant air transactions booked through its domestic brands from departure date to booking date.
3.	As a result of your new determination indicated in the preceding comment, during 2008 you changed the accounting practice for merchant air transactions for domestic brands to recognize revenue at the booking date from that as previously recognized at the time of departure. Please tell us when the new practice went into effect. Further, you state this change in practice had an immaterial impact. Please explain to us the basis for your conclusion. Provide us with any analysis you performed in arriving at your conclusion that quantifies the impact on all periods affected. In addition, please explain to us your consideration of the application of FAS 154 in regard to this change in accounting practice.

Response:

The Company changed its accounting practice for the recognition of revenue for merchant air transactions for its domestic brands from departure date to booking date in the third quarter of 2008. Since this change in practice was driven by the availability of history to support the level of actual post booking support provided to customers, the Company accounted for this change in practice as a change in accounting estimate.

Under paragraph 19-21 of FAS 154, “Accounting Changes and Error Corrections a replacement of APB Opinion No. 20 and FASB Statement No. 3,” changes in accounting estimates should not be accounted for by restating or retrospectively adjusting the amounts reported in the financial statements of prior periods or by reporting pro forma amounts. Rather, a change in accounting estimate should be accounted for in (a) the period of change if the change affects that period only or (b) the period of change and future periods if the change affects both. As a result, the Company accounted for the change in practice resulting from the availability of history supporting the level of post booking support in the third quarter 2008 (the period of change) and did not retrospectively adjust amounts reported in the financial statements of prior periods.

As requested, the table below shows the impact on net revenue in the period of the change in practice as well as the impact in all prior periods in which the Company’s domestic brands provided customers the ability to book merchant air transactions:

	For the three months ended
	June 30, 2006(a)	September 30, 2006	December 31, 2006
	(in millions)

Impact of change in practice	$0.1	$0.1	$0.0
As a percent of total net revenue	0%	0%	0%

	For the three months ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007
	(in millions)

Impact of change in practice	$0.5	$0.4	$(0.5)	$(0.3)
As a percent of total net revenue	0%	0%	0%	0%

	For the three months ended
	March 31, 2008	June 30, 2008	September 30, 2008
	(in millions)

Impact of change in practice	$0.4	$0.1	$(0.1)
As a percent of total net revenue	0%	0%	0%
(a) The Company did not provide customers the ability to book merchant air transactions through its domestic brands until the second quarter of 2006.
Based on the above analysis, the Company determined that the change in its accounting practice for merchant air transactions at its domestic brands had an immaterial impact on total net revenue.
4.	Refer to your response to our prior comment number 3. We understand you consider dynamic vacation packages to be one product, and this is why you report the revenues from such packages as “non-air.” However, since the packages include air travel, and you present a separate “air” revenue category, it is not clear to us why a portion of the package attributed to the air portion is not reported in the “air” revenue category, accompanied by disclosure of the basis for allocating revenue of the package to the air component. Under your current presentation, readers of your financial statements are not able to discern the total amount of your revenues associated with air travel. Please advise.

Response:

The Company’s management considers dynamic vacation packages, which include a combination of travel products, such as air, hotel and car reservations, to be a single revenue stream. Accordingly, the Company’s management reviews and monitors trends in net revenue from dynamic vacation packages in total and does not allocate net revenue from dynamic vacation packages to the individual components of the package.

The Company’s management believes that dynamic vacation packages represent a significant growth opportunity for the Company in the future, particularly given that travelers are increasingly price-sensitive and suppliers are more dependent on alternative distribution channels in the current economic environment.

Furthermore, it is one of the Company’s strategic initiatives to grow dynamic packaging.

The Company believes that its disclosure of net revenue may be more meaningful to investors going forward if it were to break out the total amount of net revenue from dynamic packages that is included in the non-air net revenue category, rather than include the air portion of the dynamic vacation package in the air net revenue category as suggested by the Staff.

The Company’s management believes that the presentation of net revenue from dynamic packages in total would provide investors with the ability to monitor trends in the dynamic package revenue stream on a basis consistent with Company management and to better assess the Company’s ability to execute on its strategic initiatives with respect to dynamic vacation packages. If the Company were to allocate a portion of net revenue from dynamic vacation packages to air net revenue investors would not have visibility to such trends.

Based on the foregoing reasons, the Company’s management has concluded that presenting all net revenue associated with dynamic packages in a single net revenue category provides the most meaningful way for management and investors to understand net revenue trends. As a result, the Company respectfully declines to disclose air net revenue earned as part of a dynamic vacation package in the manner suggested by the Staff, but instead intends to separately disclose in future filings the total amount of net revenue from dynamic packages that it includes in the non-air net revenue category.
*****
In connection with the responses contained in this letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please direct any questions or requests for additional information concerning this response to the undersigned at (312) 894-5000 (phone) or (312) 894-4856 (facsimile).

Very truly yours,
/s/ Marsha C. Williams
Marsha C. Williams
Senior Vice President and Chief Financial Officer Orbitz Worldwide, Inc.